CI Financial

Sheila A. Murray
Senior Vice-President and General Counsel

2 Queen Street East, Twentieth Floor
Toronto, Ontario M5C 3G7
T: 416-681-1731
F: 416-365-0501
E: smurray@ci.com
www.ci.com

[redacted]

08004592

SEC
Mail Processing
Section

AUG 19 2008

Washington, DC
101

SUPPL

August 1, 2008

United States Securities
and Exchange Commission
Washington, D.C. 20549

Dear Sirs:

Re: CI ~~Financial Income Fund~~ Fund Management Inc., as successor to CI Financial Inc. (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number, along with a Form 6-K.

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FINANCIAL

Sheila A. Murray
Senior Vice-President and General Counsel

PROCESSED
SEP 02 2008
THOMSON REUTERS

SAM/ih
Encls.

c: Chris von Boetticher (w/o encls.)

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

SEC Mail Processing Section
AUG 19 2008
Washington, DC
101

For the month of July, 2008.

Commission File Number 82-4994

CI Financial Income Fund, as successor to CI Financial Inc.

(Translation of registrant's name into English)

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): X

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☒ No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-4994.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CI Financial Income Fund, as successor to CI Financial Inc.
(Registrant)

Date August 1, 2008

By [signature]
(Signature) *
Sheila A. Murray
Senior Vice-President and General Counsel

* Print the name and title under the signature of the signing officer.

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI Financial reports best June net sales ever, with $442 million

TORONTO (July 2, 2008) – CI Financial Income Fund ("CI") today reported net sales of $442 million in June 2008, and assets under management of $67.8 billion and total fee-earning assets of $102.7 billion as of June 30, 2008.

CI subsidiaries CI Investments Inc. and United Financial Corporation had combined gross retail sales of $1.1 billion, with net sales of $442 million consisting of $415 million in long-term funds and $27 million in money market funds. In the last five months, CI has posted gross sales of $5.5 billion and net sales of $1.9 billion.

"This marks CI's highest ever net sales for the month of June," said Stephen A. MacPhail, CI President. "This reflects the strength of our diverse product platforms and the overall excellent performance of our fund lineup."

For example, Signature Select Canadian Fund, one of CI's largest Canadian equity funds, reached its 10th anniversary on May 31, 2008, and has established a stellar track record. Over the last 10 years, the fund is ranked first in its category for risk-adjusted returns and second for overall returns. The portfolio has been managed since inception by Eric Bushell, chief investment officer of Signature Global Advisors. Two of CI's other Canadian equity funds, Harbour Fund and CI Canadian Investment Fund, also rank in the top five for risk-adjusted returns over the 10 years ending May 31, 2008 (Source: Globe HySales).

Harbour Fund and Harbour Growth & Income Fund, a Canadian balanced fund, are first quartile over the one, three, five and 10-year periods ending May 31, 2008, while the Cambridge Funds, launched in January under the direction of lead portfolio manager Alan Radlo, have had exceptional year-to-date returns and have gathered over $400 million in assets.

CI's assets under management at June 30, 2008 consisted of investment funds at CI Investments and United Financial of $65.1 billion, institutional assets at KBSH Capital Management Inc. of $2.7 billion and structured product assets of $549 million. CI also reported assets under administration of $33.4 billion, which consisted of $23.6 billion in assets under administration at Assante Wealth Management (Canada) Ltd. and $9.8 billion in assets under administration at Blackmont Capital Inc.

Additional information about CI's sales, assets and financial position can be found below in the tables of preliminary statistics and on its website in the Statistics section.

CI Financial Income Fund (TSX: CIX.UN) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

CI Financial **News Release**

CI FINANCIAL INCOME FUND June 30, 2008 MONTH-END STATISTICS			
MONTHLY SALES DATA RETAIL MANAGED FUNDS	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
Total long-term	$1,032	$617	$415
Total short-term	$117	$90	$27
TOTAL RETAIL FUNDS	$1,149	$707	$442

FEE-EARNING ASSETS	May 31/08 (millions)	June 30/08 (millions)	% Change
Retail managed funds	$66,242	$64,555	-2.5%
Structured products	557	549	-1.4%
TOTAL retail assets under management	$66,799	$65,104	-2.5%
Institutional managed assets	2,813	2,741	-2.6%
TOTAL assets under management	$69,612	$67,845	-2.5%
Assante assets under administration*	24,066	23,585	-2.0%
Blackmont assets under administration	9,683	9,842	1.6%
TOTAL assets under administration	$33,749	$33,427	-1.0%
CI other fee-earning assets	1,521	1,449	-4.7%
TOTAL FEE-EARNING ASSETS	$104,882	$102,721	-2.1%

AVERAGE RETAIL ASSETS UNDER MANAGEMENT	May 31/08 (millions)	June 30/08 (millions)	% Change
Monthly	$66,655	$66,236	-0.6%
Quarter-to-date	$65,645	$65,840	0.3%
Fiscal year-to-date	$63,354	$63,829	0.8%

FISCAL AVERAGE RETAIL ASSETS UNDER MANAGEMENT	Fiscal 2007 (millions)	Fiscal 2008 (millions)	% Change
Fiscal year average retail assets	$64,958	$63,829	-1.7%

EQUITY		FINANCIAL POSITION (millions unless otherwise indicated)	
LP units	146,518,301	Bank debt	$1,066
Trust units	134,644,203	Cash & marketable securities	(140)
Total outstanding units***	281,162,504	Net debt outstanding	$926
Quarter-to-date weighted average units outstanding	279,117,635	Net debt to annualized EBITDA (most recent quarter)	1.37:1
Yield at $22.00	9.3%	In-the-money option liability (net of tax)	$7
In-the-money options	2,317,225	Terminal redemption value of funds	$790
Percentage of all options	91%	Quarter-to-date equity-based compensation**	$2
All options % of units	0.9%		

*Includes United Financial investment funds
**Estimate partially based on marked-to-market pre-tax option expense accrual from change in unit price and vesting from last quarter-end ($21.79) to June 30, 2008 ($22.00).
***Does not include units that have been acquired by CI under its Normal Course Issuer Bid which may be reissued.

GEOGRAPHIC EXPOSURE OF AUM			
Canada	**46%**	**Asia**	**4%**
United States	**22%**	**Other**	**3%**
Europe	**11%**	**Cash**	**14%**

EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP (generally accepted accounting principles) earnings measure; however, CI management believes that most unitholders, creditors, other stakeholders and investment analysts prefer to include the use of this performance measure in analyzing CI's results. EBITDA is a measure of operating performance, a facilitator for valuation and a proxy for cash flow.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

-30-

For further information:
Stephen A. MacPhail
President
(416) 364-1145

82-4994

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: CXC, CXC.PR.A **FOR IMMEDIATE RELEASE**

CIX Split Corp. Announces Distribution for Month Ending July 31, 2008

Toronto, July 3, 2008 – CIX Split Corp. (the "Corporation") announced today a distribution for the month ending July 31, 2008 of $0.04167 per Priority Equity Share and $0.07 per Class A Share payable on July 31, 2008 to unitholders of record as at July 15, 2008.

The Corporation's investment objectives for the Priority Equity Shares are to provide shareholders with tax-efficient fixed cumulative preferential monthly cash distributions in the amount of $0.04167 per Priority Equity Share to yield approximately 5.0% per annum on the original issue price and on or about January 31, 2011 to pay to the holders of Priority Equity Shares the original issue price of the Priority Equity shares.

The Corporation's investment objectives for the Class A Shares are to provide holders of Class A Shares with regular tax-efficient monthly cash distributions targeted to be $0.07 per Class A Share to yield 5.6% per annum on the original issue price and on or about January 31, 2011, to pay to the holders of Class A Shares at least the original issue price of the Class A Shares.

The Corporation's Priority Equity Shares and Class A Shares are listed on the Toronto Stock Exchange under the symbol CXC.PR.A and CXC respectively.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

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82-4994

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE

Skylon Funds Announce Distributions for Month Ending July 31, 2008

Toronto, July 17, 2008 – CI Investments Inc., as manager of each of the issuers named below (the Skylon Funds), announces the following distributions for the month ending July 31, 2008 payable on August 15, 2008 to unitholders of record as at July 31, 2008:

Skylon Fund	TSX Symbol	Distribution Amount
Convertible & Yield Advantage Trust	CNV.UN	Cdn$0.1458 per unit
High Yield & Mortgage Plus Trust	HYM.UN	Cdn$0.15625 per unit
Signature Diversified Value Trust	SDF.UN	Cdn$0.0666 per unit
Skylon Global Capital Yield Trust	SLP.UN	Cdn$0.1510 per unit
Skylon Global Capital Yield Trust II	SPO.UN	Cdn$0.1510 per unit
Skylon Growth & Income Trust	SKG.UN	Cdn$0.05833 per unit
Skylon International Advantage Yield Trust		
Series A units	SIA.UN	Cdn$0.1042 per unit
Series B units	SIA.U	US$0.0417 per unit
Yield Advantage Income Trust	YOU.UN	Cdn$0.0583 per unit

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

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